Exhibit 4.19

AMENDMENT TO
CONVERTIBLE PROMISSORY NOTES

DATE OF AMENDMENT:	December 15, 2011

DATE OF NOTE 1:	July 1, 2010
PRINCIPAL AMOUNT:	$350,000
INTEREST RATE:	Four percent (4.0%) per annum

DATE OF NOTE 2:	October 22, 2010
PRINCIPAL AMOUNT:	$17,500
INTEREST RATE:	Five percent (5.0%) per annum

HOLDER:	Jupiter LP

MAKER:	Richfield Oil & Gas Company (formerly Hewitt Petroleum, Inc.)

DUE DATE:	January 31, 2012

Note 1 and Note 2 are hereby both amended and modified as follows:

Note 1 and Note 2 are hereby combined into one Note with total principal equal to $367,500.  The Note is extended such that the principal balance of the Note shall mature and become due and payable on June 30, 2012 (the "Due Date").

The interest rate is increased to eight percent (8.0%) per annum effective as of February 1, 2012.

Holder hereby agrees to accept a prepayment of all interest on the Note through maturity in the Common Stock of Richfield Oil & Gas Company at the rate of $0.20 per share. Previous prepaid interest is paid-up until the end of January 2012. The new prepaid interest at 8% begins as of February 1, 2012 through to June 30, 2012 and on Note 1 totals $11,583.56 which at $0.20 per share equals 57,918 shares, and on Note 2 accrued interest of $1,004.45 and pre paid interest of $759.45 at 8% at $0.20 per share equal 8,820 shares.  Thus Holder shall be issued an aggregate of 66,738 shares.

Except as amended hereby, the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, as of the date first above written.

HOLDER:	MAKER:

JUPITER LP	RICHFIELD OIL & GAS COMPANY

/s/ Scott West	By:	/s/ Douglas C. Hewitt
Scott West, General Partner		Douglas C. Hewitt, Chairman/COO